PC

12-31-04


RECD S.E.C.
APR 2 2 2005
1086


05052226

AUDIENCE & ADVERTISERS

Entravision Communications Corporation
is a diversified Spanish-language media
company with major interests in television,
radio and outdoor advertising.

2004 Annual Report

Entravision Communications Corporation is a diversified Spanish-language media company serving U.S. Hispanics with local and national news, broadcast entertainment and public service information through its television and radio broadcast properties. Entravision owns and/or operates television stations in 23 U.S. markets and is the principal affiliate of the Univision Network and the TeleFutura Network, the two national Spanish-language television networks of Univision Communications Inc. Entravision also owns 54 radio stations clustered in 21 U.S. markets with large Hispanic populations, making it one of the largest Spanish-language radio companies in the United States. The company's outdoor advertising operations consist of approximately 10,900 outdoor facings in predominantly Hispanic neighborhoods of Los Angeles and New York City, the #1 and #2 Hispanic markets in the United States. Entravision believes it owns all the 8-sheet facings in Los Angeles and all of the 8- and 30-sheet facings in New York. Entravision's headquarters are located in Santa Monica, California. The company's stock is traded on The New York Stock Exchange under the symbol “[illegible].”



Our target audience is the more than 40 million Hispanics, one in every seven Americans, who reside in the United States. They are our customers and the consumers of our advertisers' products.

THE

AUDIENCE

Our television, radio and outdoor media reach approximately 75% of U.S. Hispanics, the largest and one of the fastest-growing minority groups in the nation. Whether bilingual or only Spanish speaking, U.S. Hispanics have a proven affinity for our culturally relevant Spanish-language media. Today, nearly 90% of U.S. Hispanics speak some Spanish, even if they also know English. We hold an enviable competitive position with this audience with the #1-rated Spanish-language station in each of our 23 television markets for Adults 18-34, sign-on to sign-off.


U.S. Hispanic home ownership has increased
four times faster than the overall national rate.


OPEN
ABIERTO

grow 55% by 2010 to 3.2


(in billions)
985.3
2010
2,336.5
2020
2000

Consumer spending by U.S. Hispanics
is expected to more than quadruple by 2020.

Source: Global Insight, The Hispanic Consumer Market in 2002 and forecast to 2022


(in millions)
49.2
2010
2020
2000

The U.S. Hispanic population is expected to reach more than 63 million by 2020.

Source: Global Insight, *The Hispanic Consumer Market in 2002 and forecast to 2022*


The profound
influence of
U.S. Hispanics
on national
culture will only
grow with
time.

Our combined media reach approximately 75% of the U.S. Hispanic market, or nearly 28 million Hispanics.



THE

AUDIENCE

Demographics is our destiny.

Between 1990 and 2010, the U.S. Hispanic population is projected to increase nearly eight times faster than the non-Hispanic population. The Hispanic median age is nine years younger than the U.S. population as a whole, and one in every five babies born today in the United States – and one in every two in California – is Hispanic. By mid-century, the U.S. Hispanic population is projected by the Census Bureau to exceed 100 million, accounting for one of every four Americans. By comparison, Hispanics represented one in every eight Americans in 2000.

THE

FINANCIAL

HIGHLIGHTS

In thousands, except share and per share data		2004		2003	2004 vs 2003 % Change		2002
Net revenues	$	259,053	$	237,956	9	$	218,450
Operating expenses		162,344		157,052	3		146,147
Broadcast cash flow		96,709		80,904	20		72,303
EBITDA as adjusted		79,930		66,606	20		57,003
Net income (loss)		6,164		2,267	172		(10,645)
Net loss per share from discontinued operations applicable to common stockholders	$	(0.10)	$	(0.16)	(38)	$	(0.18)
Net income per share from discontinued operations	$	0.00	$	0.08	(99)	$	0.01
Net loss per share, basic and diluted	$	(0.09)	$	(0.08)	13	$	(0.18)
Weighted average common shares outstanding, basic and diluted		105,758,136		112,611,511	—		119,110,908

In our more than eight years of operations, we have added important new Spanish-language media properties, solidified our leadership position in many of the fastest-growing and highest-density U.S. Hispanic markets, strengthened our financial structure and increased our earnings each year. We believe we now are one of the most efficient and best-positioned operators of television and radio stations in the U.S. media industry and will grow in tandem with the rising tide of U.S. Hispanic population and purchasing power.

Continued Operating Success

We again achieved outstanding performance in 2004. While we have increased our earnings every year since becoming a public company, our growth in 2004 in EBITDA as adjusted to $79.9 million from $66.6 million in 2003 was realized in the face of a very tough business environment.

Once more, we outperformed the English-language broadcast industry, growing both our television and radio revenue in 2004 considerably faster than the general market, according to figures of the National Association of Broadcasters. Our television revenue grew 12% and our radio revenue 7% in 2004. By contrast, television revenue for the industry as a whole increased only 10%, and industry radio revenue only 2%. Our outdoor division, reflecting the addition of new management at the beginning of the year and an improved sales force, turned the corner in the second quarter and recorded an 8% increase in revenue in the last six months on a year-over-year basis.

In addition, we again improved our margins. In 2004, revenue grew 9% and EBITDA as adjusted 20%. This compares with growth of 9% and 17%, respectively, in 2003. Our operating margins continued to benefit from a moderating of expense growth. Substantial expenditures in earlier years to add new television and radio stations, including TeleFutura television stations, and to launch new local news television broadcasts, are now largely behind us. We generated a 9% increase in revenue with only a 3% increase in operating expenses. We expect to maintain this favorable leverage in 2005.

Strengthened Broadcast Clusters

We continue to implement our strategy of clustering multiple television and radio broadcast properties in U.S. markets with fast-growing and high-density Hispanic populations. Our broadcast media are strategically positioned in 12 of the 15 fastest-growing major U.S. Hispanic markets, including 8 of the top 10. We own and/or operate Spanish language media in 12 of the 15 highest-density U.S. Hispanic markets, including all of the top 5.

This strategy has positioned us exceedingly well to take advantage of the explosive growth in Hispanic population and purchasing power. The majority of our properties are located in the Southwestern United States, where approximately 23.5 million Hispanics, or nearly 60% of all U.S. Hispanics, live and work. In addition, we have positioned media properties in the Northeast corridor and Central Florida, which also have experienced growing and concentrated Hispanic populations.

Media Clusters

We own and/or operate 47 primary television stations and 54 radio stations, or a total of 101 primary media properties in 31 U.S. Hispanic markets. We now have both television and radio properties in 10 markets and television duopolies – where our stations broadcast both the Univision Network and the TeleFutura Network – in 18 markets. Our clusters and duopolies enable us to improve our cost structure as our stations mature in each market. In addition, we are well diversified; no single television and/or radio market accounts for more than 10% of our total revenue.

Television Overview

Our Univision and TeleFutura television duopolies in metered markets capture approximately 85% of the total prime time Spanish-language broadcast viewing audience, with some individual markets attaining a 90% share. Our short-term goal is to own and/or operate a TeleFutura station in every market where we have a Univision station.

In early 2005, we launched new TeleFutura affiliates in two important Texas border markets, Harlingen-Brownsville-McAllen and Laredo, which expanded our TeleFutura affiliate group to 18 markets. That leaves only five markets where we do not yet have television duopolies. Our longer-term strategy is to own and/or operate Univision Network and TeleFutura Network affiliates in U.S. Hispanic markets ranked #10 through #50. We currently have a media presence in 23 of these 40 targeted markets.

Well-Received Television Products

We are the largest affiliate of the Univision Network and the TeleFutura Network, which together are the most watched Spanish-language television media in the United States. Both networks are owned by Univision, our largest stockholder.

We have performed well in serving the Hispanic community, as measured by the size of the audiences we have drawn in highly competitive markets. Not only did we have the leading Spanish-language television station in each of our 23 markets in the November 2004 sweep, we had the #1 or #2 television station regardless of language in nine markets among Adults 18-34 during prime time. This demonstrates both the broad appeal of our Univision programming among bilingual as well as Spanish-dominant Hispanics and the high percentage of Spanish-speaking people in these markets.

We have increased our success as well with the TeleFutura Network, the Univision-owned network now entering its fourth year of broadcast operations. TeleFutura is vying for the #2 Spanish-language position in several of our markets, surpassing or tying NBC's Telemundo in prime time in Boston, Washington D.C., Tampa, Denver and Albuquerque. In the November 2004 sweep, our Boston station's ratings grew 100%, Denver's 33% and Albuquerque's 17% over November 2003.

While the revenue generated by our TeleFutura affiliate group continues to increase steadily, it still represents a small portion of our total revenue. Nonetheless, we believe this television product is clearly a driver of the company's future growth. We continue to have a strong strategic relationship with Univision. Our 25-year exclusive affiliation agreements, 16 years of which remain, result in virtually no increase in television programming costs for us over the entire contract period, representing a tremendous benefit for us as we grow our television revenue.

Successful Local Television News

We brand our Univision Network affiliated stations with powerful local news broadcasts that compete head-on with English-language local news for the bilingual Hispanic audience. Part of our corporate mission is to act as the voice of the Hispanic community in each of our markets with our local news. We know that we often are the main or only source of news for many of our viewers and we take this responsibility very seriously.

In the months leading up to the 2004 presidential election, we ran a noteworthy 17-segment voter outreach series called Poder Del Voto, "The Power of the Vote," as part of the local news broadcasts on all of our Univision Network affiliated stations. Each segment of the show was produced by a different Entravision station news team, but all aired simultaneously on all of our stations. The covered topics ranged from the structure of government to the relationship between voting and jobs. The series was much praised by everyone from viewers to local election commissioners. We believe that this series helped get Hispanics more involved in the political process and bring about the record number of Hispanic voters in the last election.

We believe that these public service initiatives produce loyal viewers. During the November 2004 sweep, several of our early local news programs on weekdays scored their best performance ever against other local newscasts, English and Spanish, airing in the same time period. In 10 of our markets, we ranked #1 or #2 in the early local weekday news time period regardless of language for Adults 18-34. Some of the gains were spectacular, such as Las Vegas, which increased its share by 57% over the year ago period. In seven of our markets, we were #1 or #2 in the late local weekday news time period for the same demographic in the November 2004 sweep.

Well-Received Radio Products

We are one of the largest Spanish-language radio companies in the United States. Our 54 radio stations are located in 2 markets, where approximately half of all U.S. Hispanics live and work. Our radio operations benefit from an extreme efficient cost structure as a result of centralized operations and satellite-fed programming.

We experienced exceptional success in several markets in 2004 with our pop-rock Super Estrella, or "Super Star," mus format, which gives a musical home to young Hispanics. Our Super Estrella station in Los Angeles increased its overall auc ence 20% in the Arbitron Fall 2004 ratings over the same period in 2003 for Adults 18-34 for the 6:00 am to midnight period, and 31% for the morning broadcast segment.

Our three-format radio cluster in Los Angeles, the #1 U.S. Hispanic market, drew an 8.3 share in Fall 2004 for Adults 18-34, up 5% from Fall 2003 and the highest Fall share ever for the cluster. In 2003, we met our ambitious ratings goal for our Los Angeles cluster, and in 2004 we successfully converted those ratings to revenue, not only meeting our ratings targets for the year but exceeding our revenue and cash flow goals as well.

Our radio clusters achieved excellent performance in many other markets for Fall 2004, Adults 18-34, including year-over-year audience share gains of 47% in Sacramento and 33% in Las Vegas, both of which delivered their highest share ever. Our Denver cluster's share gained an incredible 80% for the same period, while Palm Springs recorded an impressive 12.7 audience share, an improvement of 20%.

We continued to strengthen and expand our radio management team in 2004, including the addition of a new Vice President of Programming, Vice President of Sales, and General Manager of our Los Angeles cluster.

We continued to strengthen our market positioning as well. We purchased an FM radio station in Sacramento, California in October 2004, which increased our cluster to four stations in this important U.S. Hispanic market. Also in 2004, we successfully completed the divestiture of non-core radio stations in Chicago and Fresno. The sale of these properties allowed us to redeploy capital to markets with greater growth and earning potential. In early 2005, we added an FM radio station in Lubbock, Texas, where we also have a television station and an AM radio station.

Burgeoning Advertising

We made extraordinary progress in expanding our advertising base in 2004. We added a number of first-time advertisers to our television roster, such as Campbell Soup, Levi Strauss, Circuit City, Loreal, Longs Drugs, Robinsons-May, Subaru and Humana Inc. They represent a growing number of companies that either are new to Spanish-language media or have advertised in Spanish-language media for several years in the largest urban markets and now are expanding their outreach through our markets.

We also saw major expansions in advertising commitments by existing Entravision accounts who added to their advertising dollars and/or number of markets, including the dealer associations of Ford, Chevrolet and Toyota, the Ford and Toyota parent corporations, Kohl Department Stores, Miller Brewing, Western Union, Pizza Hut and H&R Block, among others.

These gains only scratch the surface of Entravision's opportunities. Our advertising upside potential is enormous, as indicated by our automotive sector, which was both our largest and fastest-growing advertising category. According to a recent Time Magazine article, nearly half of the top 250 U.S. advertisers are spending less than 1% of their advertising budgets in Hispanic media. Furthermore, Hispanic media receive only 4% of total advertising revenue, far below the nearly 14% Hispanic share of the total U.S. population and 8.5% share of U.S. purchasing power. By 2010, Hispanics are projected to represent about approximately 16% of the U.S. population and 10% of U.S. purchasing power.

Thus, in less than five years, the United States is projected to contain the second largest Hispanic population in the world, trailing only

Mexico. U.S. Hispanics' purchasing power already represents the equivalent of the 10th largest economy in the world.

Accordingly, we expect the advertising gap to continue to close, so that the percentage of overall advertising expenditures allocated to Hispanic media is commensurate with Hispanic audiences' percentage of the overall viewing and listening audience. Given the growth and stability of our television and radio ratings, we believe that the closing of the advertising gap between Spanish-language and English-language broadcasting will have enormous implications for our future revenue.

We have made steady progress in closing the advertising rate gap as well. Our objective is for the Hispanic market rate to have rate parity with the general market for delivery of the same size audience. We believe that progress in gaining equal pricing is coming about because of two factors: the realization by many advertisers of the value of advertising in Hispanic media and the substantial investment we have made in strengthening and supporting our local advertising sales capability.

Our television local sales initiative, begun in 2004, bore fruit during the year with the growth in local advertising exceeding the growth in national advertising in three of the four quarters of 2004, the first time this has happened in our history. Local advertising now accounts for about half of our total television revenue (70-80% for radio) and it is the component of our revenue generation over which we have the most control.

On the political front, Hispanics played their most important role ever in the 2004 elections. The voting power of U.S. Hispanics was evident in the amount of political advertising that we carried during the year, most of which came in the fourth quarter in television.

We recorded a total of approximately $6 million in political advertising revenue in 2004. This was six times greater than our political advertising in the last presidential election cycle in 2000. The increase reflects the substantial growth of the Hispanic population and Hispanic voter registration during this period, a trend expected to continue in future election cycles.

Beneficial Debt Refinancing

In August 2004, we refinanced our existing senior credit facility with a new $400 million credit facility, consisting of a $150 million, 6.5-year revolving credit facility and a $250 million, 7.5-year term loan, of which $175 million was funded initially and $75 million was funded the following month.

We used the $250 million term loan to refinance our existing senior credit facility, for general corporate purposes and to repurchase our Series A preferred stock. This repurchase removed the potential uncertainty resulting from the April 2006 put option associated with the Series A preferred stock. Syndication of the new credit facility was very well received, enabling term loan pricing of LIBOR + 1.75%. We believe that this was the best term loan pricing in the rating company's history for a company in our credit rating category.

Corporate Governance

Our management and employees are firmly committed to strong corporate governance practices, high ethical conduct and good corporate citizenship and believe that these principles are directly connected to our performance as a company and our ability to create enduring stockholder value. In 2004, we continued this commitment through the adoption and implementation of a comprehensive corporate governance regime. We invite our stockholders to visit the corporate governance portal on our web site in the Investor Info section at www.entravision.com.

The Year Past—The Year Ahead

We want to express our heartfelt thanks to all of our employees for their exceptional efforts in 2004. We believe that 2005 will be another challenging year for the media industry as a whole. However, we expect to continue to excel because our employees are highly committed and dedicated and are better trained, better supported and more efficient than ever. In 2004, they proved their ability to achieve outstanding results in a difficult economic environment.

Entravision continues to have significant upside potential from our well-established media properties, as well as from our several television stations that are in their early developmental stage, particularly some of our newer TeleFutura stations, and from the younger stations in our radio portfolio.

A Business Week article at year-end 2004 stated: "Any economist will tell you, 'demographics is destiny'." Our media clusters are located in the "sweet spot" of Hispanic demographics, the Southwestern United States including California, Texas and regions along the U.S.-Mexican border. In targeting our programming to U.S. Hispanics, we have deliberately and enthusiastically tied our destiny to the demographics of one of the most exciting, culturally interesting, hard-working, family-oriented, upwardly mobile and fastest-growing segments of the American population.

Accordingly, we move deeper into 2005 with continued confidence in our future and our ability to outperform the general media industry. We thank our stockholders for their continued support.



Walter F. Ulloa
Chairman and Chief Executive Officer



Philip C. Wilkinson
President and Chief Operating Officer

April 2, 2005

OUR

GEOGRAPHIC

DISTRIBUTION



○ Television
○ Radio
○ Outdoor

the

ADVERTISER

The explosive growth of the U.S. Hispanic population and buying power is attracting unprecedented interest in Spanish-language media by advertisers. Hispanic-targeted advertising more than doubled to $3.1 billion between 1997 and 2004. According to Nielsen Media Research, 71% of Spanish-language television viewers say they receive information relating to their purchasing decisions from commercials, more than double the number for non-Hispanics. Nielsen also says that Spanish-speaking Hispanics are 16% more brand loyal than non-Hispanic consumers.

U.S. Hispanic demographics are drawing new advertisers and larger budgets locally and nationally.

The increased buying power from the U.S. Hispanic population has led more companies to advertise in Spanish.




($ millions)
$3,091
2004
$3,055
2007
$1,408
1997

Responding to a powerful demographic trend, advertisers are dedicating more dollars to Spanish-language media.

Source: Hispanic Business Inc. The U.S. Hispanic Media Market, 2000-2007

($ millions)


$1,578
2004
$1,888
2007
$958
2000

U.S. Hispanic advertising expenditures for both network national television and radio continue to enjoy increased growth and stability.

Source: Hispanic Business Inc. The U.S. Hispanic Media Market, 2000-2007

Spanish language advertising rates have dramatically increased reflecting the U.S. Hispanic buying power




Strong brand loyalty
benefits our diverse
advertising base.

the

ADVERTISER

Our top advertising categories represent the heartbeat of American commerce. They include automotive, services such as insurance, home mortgages and legal, national retail chains and local retailers, fast food, travel and leisure, telecommunications and finance. Our local and national advertising increasingly pairs a combination of television and radio, and radio and outdoor media. Utilizing multiple Entravision media, national and local advertisers gain immediacy, reach and frequency in communicating to U.S. Hispanic consumers in our markets.

Television Station Portfolio

Market	Hispanic Market Rank	Call Letters, Channel[1]	Programming
Harlingen-Weslaco-Brownsville-McAllen, Texas	10	KNVO-TV, Channel 48	Univision
		KTFV-CA, Channel 35[2]	TeleFutura
		KVTF-CA, Channel 20[2]	TeleFutura
Albuquerque-Santa Fe, New Mexico	11	KLUZ-TV, Channel 41	Univision
		KTFQ-TV, Channel 14[3]	TeleFutura
		KTFA-LP, Channel 48	Home Shopping Network
San Diego, California	13	KBNT-CA, Channel 17[2]	Univision
		KHAX-LP, Channel 49	Univision
		KDTF-LP, Channel 36	TeleFutura
		KTCD-LP, Channel 46	Telemundo
El Paso, Texas	14	KINT-TV, Channel 26	Univision
		KTFN-TV, Channel 65	TeleFutura
Denver-Boulder, Colorado	16	KCEC-TV, Channel 50	Univision
		K43FN, Channel 43	Univision
		KTFD-TV, Channel 14[3]	TeleFutura
		KDVT-LP, Channel 36	TeleFutura
Washington, D.C.	17	WMDO-CA, Channel 47[2]	Univision
		WFDC-TV, Channel 14[3]	TeleFutura
		WJAL-TV, Channel 68	English-Language
Orlando-Daytona Beach-Melbourne, Florida	19	WVEN-TV, Channel 26	Univision
		WVCI-LP, Channel 16	Univision
		W46DB, Channel 46	Univision
		WOTF-TV, Channel 43[3]	TeleFutura
Tampa-St. Petersburg (Sarasota), Florida	20	WVEA-TV, Channel 62	Univision
		WFTT-TV, Channel 50[3]	TeleFutura
		WVEA-LP, Channel 46	Home Shopping Network
Boston, Massachusetts	22	WUNI-TV, Channel 27	Univision
		WUTF-TV, Channel 66[3]	TeleFutura
Las Vegas, Nevada	25	KINC-TV, Channel 15	Univision
		KNTL-LP, Channel 47	Univision
		KWWB-LP, Channel 45	Univision
		KELV-LP, Channel 27	TeleFutura
Corpus Christi, Texas	26	KORO-TV, Channel 28	Univision
		KCRP-CA, Channel 41[2]	TeleFutura
Hartford-New Haven, Connecticut	28	WUVN-TV, Channel 18	Univision
		WUTH-CA, Channel 47[2]	TeleFutura
Monterey-Salinas-Santa Cruz, California	32	KSMS-TV, Channel 67	Univision
		KDJT-CA, Channel 33[2]	TeleFutura
Laredo, Texas	34	KLDO-TV, Channel 27	Univision
		KETF-CA, Channel 25[2]	TeleFutura
Yuma, Arizona-El Centro, California	35	KVYE-TV, Channel 7	Univision
		KAJB-TV, Channel 54[3]	TeleFutura
Colorado Springs-Pueblo, Colorado	36	KGHB-CA, Channel 27[2]	Univision
Odessa-Midland, Texas	37	KUPB-TV, Channel 18	Univision
Palm Springs, California	41	KVER-CA, Channel 4[2]	Univision
		KVES-LP, Channel 28	Univision
		KEVC-CA, Channel 5[2]	TeleFutura
Lubbock, Texas	43	KBZO-LP, Channel 51	Univision
Santa Barbara-Santa Maria-San Luis Obispo, California	44	KPMR-TV, Channel 38	Univision
		K10OG, Channel 10	TeleFutura
		K17GD, Channel 17	TeleFutura
		K28FK, Channel 28	TeleFutura
		K35ER, Channel 35	TeleFutura
		KTSB-LP, Channel 43	TeleFutura
Reno, Nevada	55	KNVV-LP, Channel 41	Univision
		KNCV-LP, Channel 48	Univision
Springfield-Holyoke, Massachusetts	58	WHTX-LP, Channel 43	Univision
San Angelo, Texas	78	KEUS-LP, Channel 31	Univision
		KANG-CA, Channel 41[2]	TeleFutura
Tecate, Baja California, Mexico (San Diego)	—	XUPN-TV, Channel 49[4]	UPN
Tijuana, Mexico (San Diego)	—	XHAS-TV, Channel 33[4]	Telemundo
		XETV-TV, Channel 6[3]	Fox

Source: Nielsen Media Research 2005 universe estimates.

[1] With the exception of KUPB-TV, Odessa-Midland, Texas, the FCC has granted to each of our owned full-service analog television stations a paired channel to deliver our programming on a digital basis. These paired channel authorizations will remain in place until such time as we are required to operate solely on a digital basis. With the exception of WJAL-TV, Hagerstown, Maryland, we are currently broadcasting on all of the paired digital stations pursuant to FCC authorizations that allow us to do so using facilities at lower power levels than our FCC permits otherwise call for. We will commence digital operations in Hagerstown on or before August 4, 2005, unless the FCC permits a later commencement date.

[2] "CA" in call letters indicates station is under Class A television service.

[3] We run the sales and marketing operations of this station under a marketing and sales arrangement.

[4] We hold a minority, limited voting interest (neutral investment) in the entity that directly or indirectly holds the broadcast license for this station. We provide the programming and related services available on this station under a time brokerage arrangement. The station retains control of the contents and other broadcast issues.

Radio Station Portfolio

Market	Hispanic Market Rank	Call Letters	Format
Los Angeles-San Diego-Ventura, California	1	KLYY-FM 97.5 MHz	Cumbia
		KDLD-FM 103.1 MHz	Alternative Rock (English)[1][2]
		KDLE-FM 103.1 MHz	Alternative Rock (English)[1][2]
		KSSC-FM 107.1 MHz	Super Estrella[1]
		KSSD-FM 107.1 MHz	Super Estrella[1]
		KSSE-FM 107.1 MHz	Super Estrella[1]
Miami-Ft. Lauderdale-Hollywood, Florida	3	WLQY-AM 1320 kHz	Time Brokered[3]
Houston-Galveston, Texas	4	KGOL-AM 1180 kHz	Time Brokered[3]
Dallas-Ft. Worth, Texas	6	KTCY-FM 101.7 MHz	Super Estrella
		KZMP-FM 104.9 MHz	Cumbia
		KZZA-FM 106.7 MHz	Rhythmic Contemporary Hits (English)
		KZMP-AM 1540 kHz	Time Brokered[3]
San Francisco-San Jose, California	8	KBRG-FM 100.3 MHz	Radio Romantica
		KLOK-AM 1170 kHz	Cumbia
Phoenix, Arizona	9	KLNZ-FM 103.5 MHz	Radio Tricolor
		KDVA-FM 106.9 MHz	Super Estrella[1]
		KVVA-FM 107.1 MHz	Super Estrella[1]
		KMIA-AM 710 kHz	Spanish Talk
Harlingen-Weslaco-Brownsville-McAllen, Texas	10	KFRQ-FM 94.5 MHz	Classic Rock (English)
		KKPS-FM 99.5 MHz	Tejano
		KNVO-FM 101.1 MHz	Latin Adult Contemporary
		KVLY-FM 107.9 MHz	Adult Contemporary (English)
Albuquerque-Santa Fe, New Mexico	11	KRZY-FM 105.9 MHz	Super Estrella
		KRZY-AM 1450 kHz	Spanish Talk
Sacramento, California	12	KRCX-FM 99.9 MHz	Radio Tricolor
		KCCL-FM 101.9 MHz	Oldies (English)
		KBMB-FM 103.5 MHz	Hip Hop (English)
		KXSE-FM 104.3 MHz	Super Estrella
Stockton, California		KMIX-FM 100.9 MHz	Radio Tricolor
		KCVR-AM 1570 kHz	Spanish Talk
Modesto, California		KTSE-FM 97.1 MHz	Super Estrella
		KCVR-FM 98.9 MHz	Spanish Talk
El Paso, Texas	14	KOFX-FM 92.3 MHz	Oldies (English)
		KINT-FM 93.9 MHz	Mexican Regional
		KYSE-FM 94.7 MHz	Super Estrella
		KSVE-AM 1150 kHz	Spanish Talk
		KHRO-AM 1650 kHz	Alternative Rock (English)
Denver-Boulder, Colorado	16	KJMN-FM 92.1 MHz	Super Estrella
		KXPK-FM 96.5 MHz	Radio Tricolor
		KMXA-AM 1090 kHz	Spanish Talk
Aspen, Colorado		KPVW-FM 107.1 MHz	Radio Tricolor
Tucson, Arizona	24	KZLZ-FM 105.3 MHz	Radio Tricolor
Las Vegas, Nevada	25	KRRN-FM 92.7 MHz	Super Estrella
		KQRT-FM 105.3 MHz	Radio Tricolor
Monterey-Salinas-Santa Cruz, California	32	KLOK-FM 99.5 MHz	Radio Tricolor
		KSES-FM 107.1 MHz	Super Estrella[1]
		KMBX-AM 700 kHz	Super Estrella[1]
Yuma, Arizona-El Centro, California	35	KSEH-FM 94.5 MHz	Super Estrella
		KMXX-FM 99.3 MHz	Radio Tricolor
		KWST-AM 1430 kHz	Country (English)
Palm Springs, California	41	KLOB-FM 94.7 MHz	Super Estrella
Lubbock, Texas	43	KAIQ-FM 95.5 MHz	Super Estrella
		KBZO-AM 1460 kHz	Radio Tricolor
Reno, Nevada	55	KRNV-FM 102.1 MHz	Radio Tricolor

Market rank source: Nielsen Media Research 2005 universe estimates.
[1] Simulcast station.
[2] Operated pursuant to a joint sales agreement under which we grant to a third party the right to sell advertising time on the station but we retain control over the station's operations and programming. This arrangement will terminate effective April, 2005.
[3] Operated pursuant to a time brokerage arrangement under which we grant to third parties the right to program the station.

Officers

Walter F. Ulloa
Chairman and Chief Executive Officer

Philip C. Wilkinson
President and Chief Operating Officer

John F. DeLorenzo
Executive Vice President and
Chief Financial Officer

Jeffery A. Liberman
President, Radio Division

Christopher T. Young
President, Outdoor Division

Larry Safir
Executive Vice President

Michael G. Rowles
Senior Vice President,
General Counsel and Secretary

Directors

Walter F. Ulloa
Chairman and Chief Executive Officer

Philip C. Wilkinson
President and Chief Operating Officer

Paul A. Zevnik
Partner, Morgan, Lewis & Bockius LLP

Darryl B. Thompson
Partner, TSG Capital Group, L.L.C.

Michael S. Rosen
Co-Chairman and Chief Executive Officer,
Context Capital Management, LLC

Esteban E. Torres
Former Congressman

Patricia Diaz Dennis
Senior Vice President and
Assistant General Counsel
SBC Services, Inc.

Jesse Casso, Jr.
Managing Member
Caswar Capital Partners, LLC

Corporate Information

Press Release Information

Press release and other information are available on the internet at Entravision's website at www.entravision.com.

The company's press releases are also available through the corporate offices at (310) 447-3870.

Additional Information

The company files periodic reports with the Securities and Exchange Commission that contain additional information about the company.

Annual Report on Form 10-K

Entravision's audited consolidated financial statements, and notes thereto, and other information required to be furnished to stockholders are included in Entravision's Annual Report on Form 10-K which is being provided to stockholders with this Annual Report.

Forward-Looking Statements

In accordance with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Entravision notes that certain statements contained in this Annual Report are forward-looking in nature. Although Entravision believes that its expectations are based on reasonable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results will not differ materially from expectations. Entravision does not intend to update these forward-looking statements.

Common Stock

Stock Symbol: EVC
Listed: New York Stock Exchange

Stock Transfer Agent

Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, New Jersey 07606
[illegible]0) 356-2017
TDD for Hearing Impaired: (800) 231-5469
Foreign Stockholders: (201) 329-8660
TDD Foreign Stockholders: (201) 329-8354
Website address: www.melloninvestor.com

Certifications

Walter F. Ulloa and John F. DeLorenzo have provided certifications to the Securities and Exchange Commission as required by Section 302 of the Sarbanes-Oxley Act of 2002. These certifications are included as Exhibits 31.1 and 31.2, respectively, of the company's Annual Report on Form 10-K for the year ended December 31, 2004.

As required by The New York Stock Exchange (NYSE), on July 1, 2004, Walter F. Ulloa submitted his annual certification to the NYSE that stated he was not aware of any violation by the company of the NYSE corporate governance listing standards.

Annual Meeting of Stockholders

Thursday, May 26, 2005 at 10:00 a.m.
The Fairmont Miramar Hotel
[illegible] Wilshire Boulevard
Santa Monica, California 90401
[illegible] 576-7777

Independent Accountants

McGladrey & Pullen, LLP
[illegible] South Lake Avenue, Suite 300
Pasadena, California 91101
[illegible] 795-7950



Entravision Communications Corporation

2425 Olympic Boulevard, Suite 6000 West, Santa Monica, California 90404